As filed with the Securities and Exchange Commission on September 13, 2007

Securities Act Registration No. 333-145804

Investment Company Act of 1940 File No. 814-00646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

Registration Statement under the Securities Act of 1933

Pre-Effective Amendment No.

Post-Effective Amendment No. 1	☒

Apollo Investment Corporation

(Exact Name of Registrant as Specified in the Declaration of Trust)

9 West 57th Street

New York, NY 10019

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (212) 515-3450

John J. Suydam

Gordon E. Swartz

c/o Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(Name and Address of Agent for Service)

Copies to:

Richard T. Prins, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Approximate date of proposed public offering:

From time to time after the effective date of this registration statement

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box    ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-145804) of Apollo Investment Corporation. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

Part C

Other Information

ITEM 25.	FINANCIAL STATEMENTS AND EXHIBITS

(1) Financial Statements

The following statements of Apollo Investment Corporation (the “Company” or the “Registrant”) are included in Part A of this Registration Statement:

*	Commencement of operations

(2) Exhibits

(a)	Articles of Amendment and Restatement (2)

(b)(1)	By-Laws (2)

(b)(2)	Amended and Restated By-laws (2)

(c)	Not applicable

(d)	Form of Stock Certificate (1)

(e)	Dividend Reinvestment Plan (1)

(f)	Not applicable

(g)	Investment Advisory and Management Agreement between Registrant and Apollo Investment Management, L.P. (2)

(h)	Form of Underwriting Agreement (3)

(i)	Not applicable

(j)	Form of Custodian Agreement (2)

(k)(1)	Transfer Agency and Service Agreement (2)

(k)(2)	Administration Agreement between Registrant and Apollo Investment Administration, LLC (2)

(k)(3)	License Agreement between the Registrant and Apollo Management, L.P. (2)

(l)	Opinion and Consent of Venable LLP, special Maryland counsel for Registrant (4)

(m)	Not applicable

(n)	Independent Registered Public Accounting Firm Consent (4)

(o)	Not applicable

(p)	Not applicable

(q)	Not applicable

(r)	Code of Ethics (1)

(1)	Incorporated by reference to the corresponding exhibit number to the Registrant’s pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2, filed on March 12, 2004.

(2)	Incorporated by reference to the corresponding exhibit number to the Registrant’s pre-effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2, filed on April 1, 2004.

(3)	Filed herewith.

(4)	Previously filed.

ITEM 26.	MARKETING ARRANGEMENTS

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference and any information concerning any underwriters for a particular offering will be contained in the prospectus supplement related to that offering.

ITEM 27.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

Registration and filing fees	$30,621	*
Nasdaq Global Select Market Listing Fee	$187,500
Printing (other than certificates)	$875,000
Accounting fees and expenses related to the offering	$250,000
Legal fees and expenses related to the offering	$625,000
FINRA fee	$75,500
Miscellaneous (i.e. travel) related to the offering	$18,750

Total	$2,062,371	(1)

(1)	This amount is an estimate.

All of the expenses set forth above shall be borne by us.

*	The total filing fee paid in connection with this registration statement was $30,620.81, which included $15,016.40 previously paid in relation to the Registrant’s registration statement No. 333-124007.

ITEM 28.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

Apollo Investment Management, L.P.’s share ownership of the Company represents less than 1% of the common stock outstanding. Certain affiliates of Apollo Investment Management, L.P. are the general partners of, and/or may be deemed to control, the following entities:

Name	Jurisdiction of Organization

Apollo Investment Fund, L.P.	Delaware

AIF II, L.P.	Delaware

Apollo Investment Fund III, L.P.	Delaware

Apollo Overseas Partners III, L.P.	Delaware

Apollo (UK) Partners III, L.P.	England

Apollo Investment Fund IV, L.P.	Delaware

Apollo Overseas Partners IV, L.P.	Cayman

Apollo Investment Fund V, L.P.	Delaware

Apollo Overseas Partners V, L.P.	Cayman

Apollo Netherlands Partners V(A), L.P.	Cayman

Apollo Netherlands Partners V(B), L.P.	Cayman

Apollo German Partners V GmbH & Co. KG	Germany

Apollo Investment Fund VI, L.P.	Delaware

Apollo Overseas Partners VI, L.P.	Cayman

Apollo Overseas Partners (Delaware) VI, L.P.	Delaware

Apollo Overseas Partners (Delaware 892) VI, L.P.	Delaware

Apollo Overseas Partners (Germany) VI, L.P.	Cayman

Apollo Investment Fund VII, L.P.	Delaware

Apollo Overseas Partners VII, L.P.	Cayman

Apollo Overseas Partners (Delaware) VII, L.P.	Delaware

Apollo Overseas Partners (Delaware 892) VII, L.P.	Delaware

Apollo Investment Fund (PB) VII, L.P.	Delaware

Apollo Value Investment Fund, L.P.	Delaware

Apollo Value Investment Offshore Fund, Ltd.	Cayman

AP Investment Europe Limited	Guernsey

Apollo Strategic Value Fund, L.P.	Delaware

Apollo Strategic Value Offshore Fund, Ltd.	Cayman

Apollo Special Opportunities Managed Account, L.P.	Delaware

Apollo Asia Opportunity Fund, L.P.	Delaware

Apollo Asia Opportunity Offshore Fund, Ltd.	Cayman

Apollo European Principal Finance Fund, L.P.	Cayman

AP Alternative Assets, L.P.	Guernsey

ITEM 29.	NUMBER OF HOLDERS OF SECURITIES

The following table sets forth the approximate number of record holders of our common stock at September 5, 2007.

TITLE OF CLASS	NUMBER OF RECORD HOLDERS
Common stock, $0.001 par value per share	103,900,254

ITEM 30.	INDEMNIFICATION

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

Our charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made a party to the proceeding by reason of his service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The Investment Advisory and Management Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Apollo Investment Management, L.P. (the “Adviser”) and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Apollo Investment for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Investment Advisory and Management Agreement or otherwise as an investment adviser of Apollo Investment.

The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Apollo Investment Administration, LLC and its officers, manager, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Apollo Investment Administration, LLC’s services under the Administration Agreement or otherwise as administrator for Apollo Investment.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Apollo Investment pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of Apollo Investment in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 31.	BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing director, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management.” Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the SEC (SEC File No. 801-62840), and is incorporated herein by reference.

ITEM 32.	LOCATION OF ACCOUNTS AND RECORDS

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1) the Registrant, Apollo Investment Corporation, 9 West 57th Street, New York, NY 10019;

(2) the Transfer Agent, American Stock Transfer and Trust Company, 59 Maiden Lane, New York, NY 10007;

(3) the Custodian, JPMorgan Chase Bank, 270 Park Avenue, New York, NY 10017;

(4) the Adviser, Apollo Investment Management, L.P., 9 West 57th Street, New York, NY 10019; and

(5) the Trustee, JPMorgan Chase Bank, 270 Park Avenue, New York, NY 10017.

ITEM 33.	MANAGEMENT SERVICES

Not Applicable.

ITEM 34.	UNDERTAKINGS

(1) The Registrant hereby undertakes to suspend the offering of its securities until it amends its prospectus if (a) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2) Not applicable.

(3) Not applicable.

(4) The Registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the 1933 Act;

(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d) That, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; PROVIDED, HOWEVER, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That, for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2)	the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5) (a) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497 (h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on the 10th day of September, 2007.

APOLLO INVESTMENT CORPORATION

By:	/s/ JOHN J. HANNAN
John J. Hannan
Chief Executive Officer and
Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form N-2 has been signed by the following persons in the capacities indicated on the 10th day of September, 2007.

SIGNATURE	TITLE	DATE

/s/ John J. Hannan John J. Hannan	Chairman of the Board, Chief Executive Officer, Director (principal executive officer)	September 10, 2007

/s/ Richard L. Peteka Richard L. Peteka	Chief Financial Officer and Treasurer (principal financial and accounting officer)	September 10, 2007

/s/ James C. Zelter James C. Zelter	President and Chief Operating Officer	September 10, 2007

/s/ Patrick J. Dalton Patrick J. Dalton	Executive Vice President	September 10, 2007

/s/ Edward Tam Edward Tam	Executive Vice President	September 10, 2007

SIGNATURE	TITLE	DATE

/s/ Claudine B. Malone Claudine B. Malone	Director	September 10, 2007

/s/ Carl Spielvogel Carl Spielvogel	Director	September 10, 2007

/s/ Elliot Stein, Jr. Elliot Stein, Jr.	Director	September 10, 2007

/s/ Gerald Tsai, Jr. Gerald Tsai, Jr.	Director	September 10, 2007

/s/ Bradley J. Wechsler Bradley J. Wechsler	Director	September 10, 2007

EXHIBIT INDEX

Exhibit	Document

(h)	Form of Underwriting Agreement*

*Filed herewith.